Mail Stop 4561

October 15, 2008

Mr. Roger Hopkins
Chief Accounting Officer
National Health Investors, Inc.
100 Vine Street, Suite 1202
Murfreesboro, TN  37130

> **Re:    National Health Investors, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-10822**

Dear Mr. Hopkins:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,


Kevin Woody
Branch Chief